Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus dated May 19, 2011

Registration No. 333-168938

Seaspan Corporation

9.50% Series C Cumulative Redeemable Perpetual Preferred Shares

(Total Issue Size: 4,000,000 Shares)

FINAL TERM SHEET

Dated May 20, 2011

Issuer:	Seaspan Corporation

Securities:	4,000,000 of our 9.50% Series C Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (the “Series C Preferred Shares”) offered hereby in addition to the initial 10,000,000 Series C Preferred Shares issued on January 28, 2011 (the “Initial Series C Preferred Shares”), which will be treated as a single series of preferred shares with the Initial Series C Preferred Shares.

Trade Date:	May 20, 2011

Settlement Date:	May 25, 2011 (DTC)

Offering Size:	4,000,000 Series C Preferred Shares ($100,000,000 aggregate liquidation preference)

Maturity:	Perpetual

Conversion; Exchange and Preemptive Rights:	Will not have any conversion or exchange rights or be subject or entitled to preemptive rights.

Dividend Payment Dates:	Quarterly on January 30, April 30, July 30 and October 30, commencing July 30, 2011 (each, a “Dividend Payment Date”)

Dividends:	Shall accrue and be cumulative from January 28, 2011 and shall be payable on each Dividend Payment Date, when, as and if declared by the Issuer’s board of directors. The initial dividend on the Initial Series C Preferred Shares was paid on May 2, 2011. The initial dividend on the Series C Preferred Shares offered hereby will be payable on July 30, 2011.

Dividend Rate:	9.50% per annum per $25.00 of liquidation preference per share (equal to $2.375 per share per annum), subject to increase upon (i) a Covenant Default, (ii) a Cross Default, (iii) a Dividend Payment Default or (iv) a Failure to Redeem (each as defined in the preliminary prospectus), in which case the dividend rate payable on the Series C Preferred Shares shall increase (subject to an aggregate maximum rate per annum of 25% prior to January 30, 2016 and 30% thereafter), to a rate that is 1.25 times the dividend rate payable on the Series C Preferred Shares as of the close of business on the day immediately preceding the Covenant Default, Cross Default, Divided Payment Default or Failure to Redeem, as applicable, and on each subsequent Dividend Payment Date, the dividend rate payable shall increase to a rate that is 1.25 times the dividend rate payable on the Series C Preferred Shares as in effect as of the close of business on the day immediately preceding such Dividend Payment Date, until the Covenant Default, Cross Default or Dividend Payment Default is cured or the Series C Preferred Shares are no longer outstanding.

Optional Redemption:	At the option of the Issuer anytime on or after January 30, 2016, in whole or in part, at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption. A failure to redeem all the Series C Preferred Shares on or prior to January 30, 2017 shall constitute a Failure to Redeem.

Public Offering Price:	$27.15 per share inclusive of accrued dividends.

Day Count:	30/360

Net Proceeds to the Issuer (before expenses):	$105,197,388

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc.

Co-Managers:	Dahlman Rose & Company, LLC Jefferies & Company, Inc.

Ratings:	The Series C Preferred Shares have not been rated by a nationally recognized statistical rating organization.

Listing:	The Series C Preferred Shares are listed on The New York Stock Exchange under the symbol “SSW PR C.”

CUSIP/ISIN:	Y75638 125/MHY756381254

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series C Preferred Shares and is not soliciting an offer to buy the Series C Preferred Shares in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Citigroup Global Markets Inc. at 1-877-858-5407.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.